Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Charleston SS, LLC	Michigan
Charleston Federal Courthouse, LLC	South Carolina
Clarksburg GSA, LLC	Michigan
DEA Bakersfield, LLC	Michigan
Kingsport SSA, LLC	Michigan
Lenexa FDA, LLC	Kansas
Mineral Wells BPD, Inc.	West Virginia
Parkersburg WV BPD, Inc.	West Virginia
Pittsburgh FBI-GPT Business Trust	Pennsylvania
Pittsburgh USCIS-GPT Business Trust	Pennsylvania
Riverdale FDA, LLC	Virginia
VA Venture Baton Rouge, LLC	Indiana